Management discussion and analysis of financial
condition and results of operations for the
Fiscal Year ended June 30, 2025

INTRODUCTION

As used in this Management Discussion and Analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Sangoma”, “we”, “us”, or “our” refer to Sangoma Technologies Corporation, together with our subsidiaries, on a consolidated basis as constituted on June 30, 2025. The MD&A is for the Fiscal Year ended June 30, 2025 as compared to the same periods in the previous year. This MD&A should be read in conjunction with Sangoma’s audited annual consolidated financial statements and related notes as at and for the year ended June 30, 2025 (“Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). All amounts are in thousands of United States dollars except where otherwise indicated.

Additional information about us, including copies of our continuous disclosure materials, is available on our website at www.sangoma.com, through the EDGAR website at www.sec.gov or through the SEDAR+ website at www.sedarplus.ca.

This MD&A is dated as of September 17, 2025.

NON-IFRS MEASURES

This MD&A contains references to certain non-IFRS financial measures such as Adjusted EBITDA and Free Cash Flow. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment, change in fair value of consideration payable and loss on sale divestiture of subsidiary. “Free Cash Flow” means cash flows from operating activities less cash used for purchases of property and equipment and capitalized development costs. The reconciliation of the closest IFRS measure to the non-IFRS measure is set out on pages 19 and 16 herein.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, expectations regarding demand for the Company’s Products and Services, supply chain dynamics, foreign exchange impacts, cash flows, and other statements that are not historical facts. Words such as “believe”, “could”, “plan”, “estimate”, “expect”, “will”, “intend”, “may”, “potential”, “should”, and similar expressions are intended to identify forward-looking statements.

Although Sangoma believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: supply chain disruptions, cost inflation, or shipping delays, the Company’s ability to execute its go-to-market strategy, including expansion of subscription and cloud services, changes in customer demand, churn, or adoption of new technologies, macroeconomic and geopolitical developments, including inflation, interest rates, recessions, political instability, conflicts, trade restrictions, sanctions, or tariffs, foreign exchange fluctuations, cybersecurity risks, evolving regulatory and compliance requirements, and data sovereignty changes, the Company’s ability to attract and retain key employees, changes in technology, including the impacts of artificial intelligence, automation, or other innovations that could alter competitive dynamics; and the risks and uncertainties described in the Company’s most recently filed Annual Information Form for the fiscal year ended June 30, 2025.

Forward-looking statements are based on the opinions, estimates, and assumptions of management as of the date of this press release and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. Except as required by applicable securities laws, Sangoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by law.

OVERVIEW

Sangoma is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises deployments. Additionally, Sangoma’s integrated approach provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to continuously drive innovation in communication technology.

Please refer to the Glossary of Terms for detailed definitions of terms used throughout this MD&A.

Communications Platforms You Can Trust

UC Cloud
UC Hybrid
UC On-Prem
Contact Center
Managed Security
Productivity Apps
Video & Meetings
Managed Networks
Open Source PBX
Team Messaging
Integrations
SIP Trunking
(Retail & Wholesale)
Hardware

Unified Communications

Sangoma’s UC platforms are business communication systems (PBXs with advanced UC features, such as presence/chat, conferencing, mobility, fax, and more) that fully integrate with our phones, soft clients, and network interoperability products.

We build our platforms in-house to provide reliable, affordable Unified Communications services with strong security. This approach reduces third-party vulnerabilities and allows us to swiftly troubleshoot and customize solutions for customers.

Cloud-Based Business Phone Solution (UCaaS)

Sangoma UC Cloud

Our intuitive cloud solutions seamlessly integrate voice, video, messaging, and call center capabilities into a single platform, enhancing productivity and streamlining operations at a fraction of the cost. Experience true white-glove support.

Sangoma UC Hybrid

Our hybrid UCaaS is powered by our unique cloud architecture, which includes our on-premises StarBox® appliance and cloud-based network backbone components. This blend of cloud and on-premises ensures unparalleled scalability, flexibility, and reliability for your business communications. It provides local survivability, multiple failover options (4G LTE / POTS lines) and multi-location flexibility.

On-Premises Business Phone Solution

Sangoma UC Prem

Sangoma also offers the more traditional on-premise UC phone system, giving administrators complete control over updates and integrations, to deploy their business phone system on-premises. Whether deployed on a dedicated appliance or in the customer’s virtual environment, Sangoma provides the power and connectivity customers and partners can trust.

IP DeskPhone, headsets, UC Clients and Softphones

Sangoma offers a variety of IP deskphones and headsets for both cloud and on-premise systems, featuring HD Voice and seamless integration with UC systems. Their headsets support connectivity with phones or computers and allow roaming up to 325 feet. Additionally, Sangoma provides UC Clients and Softphones for making business calls via smartphone or computer, functioning as a primary phone or desk phone extension.

Additional Communications Products

Contact Center as a Service (CCaaS)

Sangoma CX is a cloud-based Contact Center as a Service (CCaaS) solution that enhances customer experience by integrating with UCaaS offerings. It enables businesses to manage inbound interactions across various channels and supports outbound call campaigns. With features like end-to-end encryption, AI automation, and an intuitive interface, it streamlines contact center operations for higher agent productivity and improved customer experience.

Communications Platform as a Service (CPaaS)

Sangoma CPaaS allows developers to create applications with real-time communication features like voice, video, chat, and SMS via the cloud. Sangoma provides a platform for developers and customers to build communication services using voice, APIs, WebRTC, and SMS. To ensure optimal performance, Sangoma offers its own SIP trunking service and sells communication apps based on their CPaaS product.

Video, meetings, and collaboration
Sangoma Meet is our video meetings, cloud-based service accessible from desktop or mobile. It enables file sharing on screen, integrates seamlessly with your calendar, and enables PSTN phone calls. TeamHub is Sangoma’s collaboration platform, which allows users to interact via chatting, calling, and video.

Trunking

SIP trunks provide Internet-based telephony services using existing internet connections, eliminating the need for separate PSTN or digital connections. SIP trunking is increasingly popular for connecting an IP PBX system to a phone company due to cost efficiency and UC features. Sangoma offers two SIP trunking services: Retail SIP Trunking, with predictable monthly costs and easy integration into UC platforms, including a fax service; and Wholesale SIP Trunking, which is usage-based with a larger monthly minimum, suitable for large businesses. Additionally, Sangoma provides FaxStation, a hosted fax service with a telecom appliance for secure fax communication.

MSP Portfolio

Sangoma’s cloud-based Managed Service Provider (MSP) offerings deliver essential communication services that businesses rely on, enhancing our comprehensive suite of Communications as a Service solutions. This MSP product line is founded on a seamlessly integrated, enterprise-grade, end-to-end managed network, all backed by a dedicated 24/7 team of expert network engineers.The current MSP offering includes: SD-WAN, Internet, VPN, 5G, and WiFi access points. Sangoma also provides Managed Security solutions, which include anti-spam & antivirus, VPN, content filtering, data protection, and interaction detection.

Hardware

Sangoma provides network interconnection products that seamlessly link various types of networks. These products enable the connection of VoIP networks to PSTN, mobile networks, or even to other VoIP networks, ensuring versatile and efficient communication.

Sangoma provides solutions for secure and interoperable VoIP network connections, including Session Border Controllers (SBCs) and VoIP gateways. SBCs manage security and connectivity between various networks, available as hardware, software, or hybrid solutions. VoIP gateways facilitate voice traffic between VoIP and traditional PSTN networks. Additionally, Sangoma offers PSTN interface and media processing boards for developers needing to connect to the PSTN, maximizing flexibility and compatibility in various environments. All products have broad interoperability certifications.

Open-Source Software Products

Sangoma is the main developer and sponsor of the Asterisk project, the most widely used open-source communications software, and the FreePBX project, the most popular open-source PBX software. Sangoma also provides revenue-generating products and services beyond these open-source projects. These include software add-ons, IP phones, SIP trunking, cloud-based fax, training, technical support, maintenance, PSTN cards, VoIP gateways, session border controllers, and commercial versions of the PBX/UC software.

OVERALL PERFORMANCE

Operational

Sangoma is a trusted leader in developing technology platforms for essential business communications. Customers include companies in the SMB, mid-market and enterprise spaces looking for all the advantages of cloud-based communications at a fair price. Sangoma offers a wide range of products to complement its services, delivering high-quality solutions through a global network of partners and distributors.
Sangoma has always been operated and managed as a single economic entity. There is one management team that directs the activities of all aspects of the Company and it is managed globally by our executive team. As a result, we believe that we have one reporting segment, being the consolidated Company. Over time, this may change as the Company grows and when this occurs, we will reflect the change in our reporting practice.

Revenue

Sangoma generates revenue from both Services and Products. Our Services revenue is generated primarily from customers entering recurring revenue agreements for services such as our UCaaS platforms and MSP services. Product revenues are comprised of the sale of products and services that generate non-recurring revenue, including our UC on-prem platform and hardware.

Innovation

Sangoma is committed to advancing its AI capabilities by investing in and developing its proprietary AI platform and collaborating with leading third-party AI platforms.

By building on top of our existing CPaaS offerings and leveraging the low code/no code Studio workflow engine, we are delivering innovative Voice AI and Knowledge AI (RAG) Agent solutions that seamlessly integrate with our existing Cloud, Hybrid, and Prem products and services.

This approach ensures that our partners and customers benefit from both our in-house expertise and the broader AI ecosystem, enhancing their operations with cutting-edge, AI-driven services and insights.

Sales and marketing

Over the past year, Sangoma has undergone a transformation in its go-to-market strategy. We’ve embarked on a brand revitalization program with a strong focus on our digital properties, including new company positioning and refined messaging that reflects who we are as a company. We have established continuous education and training programs in collaboration with distributors and partners. Additionally, we have forged robust partnerships with key Technology Services Distributors (TSDs) like Telarus, Avant, App Direct, Intelisys, Jenne, and ScanSource to grow our business nationwide through the channel.

Sales

Sangoma utilizes a 100% channel-driven 'go to market' strategy, collaborating with diverse partners and market influencers. Our network includes individual agents, large technology service distributors (TSDs), and both national and regional distributors. Our customers span from mid-market enterprises needing distributed solutions to smaller SMBs that rely on our partners for digital infrastructure strategies.

Sangoma thrives in several sectors, notably healthcare, retail, and service providers. Through the Pinnacle Channel Partner Program, we offer extensive support to our partners, enabling them to deliver Sangoma's essential communication platform solutions to their end users. This support includes formal lead registration, training, quoting assistance, co-marketing efforts, and competitive commission structures and incentives.

Marketing

Sangoma's marketing goals are seamlessly aligned with its business objectives, which focus on driving revenue growth and delivering value to stakeholders. We also recognize the importance of increased brand visibility, recognition, and trust within the channel partner community and among end users.

Four key pillars anchor our marketing transformation: brand development and perception, channel marketing and enablement, lead generation, and fostering a culture of innovation and process efficiency.

For brand development, Sangoma has clarified its position as a leader in the communications industry, known for developing essential communication platforms with in-house software for all UC deployment types. This is complemented by offerings such as SIP trunking, hardware, managed services, and managed security.

Channel marketing and enablement are crucial for Sangoma, as we are dedicated to supporting our channel partners and distributors. Our multichannel strategy includes large and small events, webinars, trainings, online advertising, email marketing, public relations, promotional programs, and discounts.

In lead generation, our goal is to deliver more qualified leads to our partners, utilizing both outbound and inbound strategies. These are multichannel efforts targeting our Ideal Customer Profile with key messages about our solutions. Tactics include email, calls, content marketing, online advertising, social media, and public relations.

Lastly, cultivating a strong culture of trust and rapid experimentation, combined with robust CRM and email automation processes, is vital to our marketing transformation.

RESULTS OF OPERATIONS

All amounts are in thousands of United States dollars except where otherwise indicated.

SUMMARY

The following table outlines our consolidated statements of income (loss) and comprehensive income (loss) for the periods indicated:

	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Revenue	59,362	60,934	(1,572)	(3)%	236,692	247,284	(10,592)	(4)%
Cost of sales	19,321	19,127	194	1%	74,943	74,463	480	1%
Gross profit	40,041	41,807	(1,766)	(4)%	161,749	172,821	(11,072)	(6)%
Expenses
Sales and marketing	12,870	13,018	(148)	(1)%	50,974	57,840	(6,866)	(12)%
Research and development	10,018	10,034	(16)	—%	42,149	39,543	2,606	7%
General and administration	8,003	10,213	(2,210)	(22)%	37,129	43,191	(6,062)	(14)%
Amortization of intangible assets	8,172	8,335	(163)	(2)%	32,768	33,309	(541)	(2)%
Interest expense (net)	658	1,464	(806)	(55)%	4,012	6,639	(2,627)	(40)%
Restructuring and business integration costs	447	105	342	326%	961	1,596	(635)	(40)%
Loss on change in fair value of consideration payable	—	—	—	—%	—	202	(202)	(100)%
Loss on sale, divestiture of subsidiary	99	—	99	100%	99	—	99	100%
Loss before income tax	(226)	(1,362)	1,136	(83)%	(6,343)	(9,499)	3,156	(33)%
Provision for income taxes
Current	1,387	404	983	243%	3,853	2,203	1,650	75%
Deferred	(1,822)	(58)	(1,764)	3041%	(5,186)	(3,043)	(2,143)	70%
Net income (loss)	209	(1,708)	1,917	(112)%	(5,010)	(8,659)	3,649	(42)%
Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Loss in fair value of interest rate swaps, net of tax	(51)	(174)	123	(71)%	(561)	(709)	148	(21)%
Comprehensive income (loss)	158	(1,882)	2,040	(108)%	(5,571)	(9,368)	3,797	(41)%
Earnings (Loss) per share
Basic	$0.01	$(0.05)	$0.06	(120)%	$(0.15)	$(0.26)	$0.11	(42)%
Diluted	$0.01	$(0.05)	$0.06	(120)%	$(0.15)	$(0.26)	$0.11	(42)%
Weighted average shares outstanding (thousands)
Basic	33,233	33,159	74	—	33,497	33,250	247	1%
Diluted	34,547	33,159	1,389	4%	33,497	33,250	247	1%
Other pertinent information
Total assets					346,545	400,645	(54,100)	(13.50)%
Non-current financial liabilities					35,882	67,844	(31,962)	(47.11)%

REVIEW OF OPERATIONS

Revenue

	Three month periods ended June 30,				Three month periods ended March 31,			Years ended June 30,
	2025	2024	Change	Change	2025	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	%	$	$	$	%
Service revenues	48,057	49,925	(1,868)	(4)%	48,543	(486)	(1)%	195,100	202,138	(7,038)	(3)%
Percent of total revenues	81%	82%		(1)%	84%		(3)%	82%	82%		—%
Product revenues	11,305	11,009	296	3%	9,524	1,781	19%	41,592	45,146	(3,554)	(8)%
Percent of total revenues	19%	18%		1%	16%		3%	18%	18%		—%
Total revenues	59,362	60,934	(1,572)	(3)%	58,067	1,295	2%	236,692	247,284	(10,592)	(4)%

Quarterly Comparison

Services revenue for the fourth quarter of fiscal 2025 decreased by 4% to $48,057 compared to $49,925 in the equivalent quarter of the prior year. Service revenue decline was impacted by customer churn and longer sales lead cycles for enterprise customers. Product revenue for the fourth quarter of fiscal 2025 increased by 3% to $11,305 compared to $11,009 in the equivalent quarter of the prior year, mainly due to an increase in third-party product resales. Services revenue represented 81% of total revenues this quarter, down from 82% in the equivalent quarter of the prior year. Total revenues for the fourth quarter of fiscal 2025 decreased by 3% to $59,362 compared to $60,934 in the equivalent quarter of the prior year.

On a quarter-over-quarter basis, Services revenue declined by 1% compared to the third quarter of fiscal 2025, while Product revenue increased by 19% over the same period. As a result, the overall increase in total revenue quarter over quarter is primarily attributable to the increase in Product sales. This increase is partially attributed to a strong quarter in our Product business during the fourth quarter ahead of the uncertainty surrounding increased costs and tariffs. Management believes this sequential comparison provides a more relevant view of the Company’s current performance than a year-over-year comparison, particularly following the Company’s transformation phase it has undergone. The transformation has placed significant emphasis on refining the Company’s go-to-market strategy, and early signs of progress are evident in leading revenue indicators, including an increase in the deal pipeline and deal size.

Fiscal Year Comparisons

The total revenue for the year ended June 30, 2025 was $236,692, lower than the $247,284 in fiscal year 2024.

Services revenue decreased by 3% to $195,100 compared to $202,138 in fiscal year 2024, impacted by customer churn and longer sales lead cycles for enterprise customers. Services revenue represented 82% of total revenues, consistent with fiscal year 2024. Product revenue decreased by 8% to $41,592 compared to $45,146 in fiscal year 2024, mainly due to the effects of the current geopolitical and global economics conditions, including uncertainty concerning recent shifts in government spending, tariffs and administrative processes which signal a dramatic shift in historical spending patterns. Product revenue represented 18% of total revenues, consistent with fiscal year 2024.

Cost of revenue and gross profit

	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Cost of sales	19,321	19,127	194	1%	74,943	74,463	480	1%
Gross profit	40,041	41,807	(1,766)	(4)%	161,749	172,821	(11,072)	(6)%
Gross margin	67%	69%		(2)%	68%	70%		(2)%

Quarterly Comparison

The cost of sales for the fourth quarter of fiscal 2025 was $19,321 compared to $19,127 in the equivalent quarter of the prior year, driven primarily by the increase in Product revenues.

Gross profit for the fourth quarter of fiscal 2025 was $40,041, 4% lower from the $41,807 realized in the equivalent quarter of the prior year. Gross margin for the fourth quarter of fiscal 2025 was approximately 67% of revenue, down slightly from 69% in the equivalent quarter of the prior year driven mainly by an increase in the sale of both Services and Products with lower gross margins. Services/Product revenue mix was relatively flat at 81%/19% as compared to 82%/18% in the equivalent quarter of the prior year.

Fiscal Year Comparisons

The cost of sales for the fiscal year ended June 30, 2025 was $74,943 up $480 or 1% compared to $74,463 in fiscal 2024, primarily driven by an increase in sales of certain product lines within both Services and Product, which typically have higher costs and lower margins.

Gross profit for the fiscal year ended June 30, 2025 was $161,749, 6% under the $172,821 realized in fiscal year 2024. Gross margin for the fiscal year was 68%, decreased 2% from 70% in fiscal year 2024. Gross margin was impacted by the increase in Product revenue. Service/Product revenue mix maintained at 82%/18% as compared to fiscal 2024.

Expenses

Costs are allocated to four main categories as follow:

	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	12,870	13,018	(148)	(1)%	50,974	57,840	(6,866)	(12)%
Research and development	10,018	10,034	(16)	—%	42,149	39,543	2,606	7%
General and administration	8,003	10,213	(2,210)	(22)%	37,129	43,191	(6,062)	(14)%
Amortization of intangible assets	8,172	8,335	(163)	(2)%	32,768	33,309	(541)	(2)%

Sales and marketing

Quarterly Comparison

Sales and marketing expense was $12,870 for the fourth quarter of fiscal 2025, which decreased 1% from the $13,018 incurred in the equivalent quarter of the prior year, at approximately 22% of revenue compared to 21% the same quarter a year ago. The decrease was mainly attributed to continuing efforts to refine and focus the marketing efforts with our Go-To-Market strategy.

Fiscal Year Comparisons

Sales and marketing expense was $50,974 at approximately 22% of revenue for the fiscal year ended June 30, 2025 compared to $57,840 at approximately 23% of revenue in fiscal 2024. The 12% savings was primarily driven by the reorganization and merging of sales team to better provide unified solutions along with other cost savings initiatives undertaken by the Company in the latter part of the second quarter of fiscal 2024, and which benefited fiscal year 2025.

Research and development

Quarterly Comparison

A portion of the Company’s R&D costs are capitalized each period and amortized on a straight-line basis over three years (see the audited consolidated financial statements and related notes for the fiscal year ended June 30, 2025, available at www.sedarplus.ca and www.sec.gov).

The research and development costs incurred and amortized during the fourth quarter of fiscal 2025 was $10,018 slightly lower from the $10,034 incurred in the equivalent quarter of the prior year, at approximately 17% of revenue compared to 16% a year ago. For the quarter ended June 30, 2025, the Company did not have any significant projects that have not yet generated revenue, nor did it have any products or services that are not fully developed, and which are material to the Company.

Fiscal Year Comparisons

The research and development costs expenses incurred and amortized during the fiscal year ended June 30, 2025 were $42,149 at approximately 18% of revenue, compared to $39,543 at approximately 16% of revenue in fiscal 2024. The increase year over year was a result of the Company’s ongoing investment in innovation and a renewed focus on product innovations and initiatives.

General and administration

Quarterly Comparison

Starting in the second quarter of fiscal 2024 the Company removed amortization of intangible assets from the general and administration expense to give a more accurate view of the Company’s hard costs.
During the fourth quarter of fiscal 2025, general and administration expenses were $8,003 at approximately 13% of revenue, decreased 22% from the $10,213 at approximately 17% of revenue incurred in the same quarter of fiscal 2024. The decrease is due to the Company’s ongoing cost savings initiatives, following it’s transformation in fiscal 2024.

Fiscal Year Comparisons

General and administration expenses for the fiscal year ended June 30, 2025 were $37,129 at approximately 16% of revenue, a saving of $6,062 from $43,191 at approximately 17% of revenue in fiscal 2024. The saving of 14% is primarily a result of the cost management initiatives in major expenses categories partially offset by the investment in the implementation of a new Enterprise Resource Planning ("ERP") system that will improve our business systems architecture, enabling the Company for future organic and inorganic growth.

Amortization of intangible assets

Amortization of intangible assets was $8,172 for the fourth quarter of fiscal 2025, a saving of 2% from the $8,335 incurred in the same quarter of fiscal 2024.

Fiscal Year Comparisons

Amortization of intangible assets was $32,768 for the fiscal year ended June 30, 2025, a saving of $541 from the $33,309 incurred in fiscal 2024.
Other expenses are allocated as follow:

	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Interest expense (net)	658	1,464	(806)	(55)%	4,012	6,639	(2,627)	(40)%
Restructuring and business integration costs	447	105	342	326%	961	1,596	(635)	(40)%
Loss on change in fair value of consideration payable	—	—	—	—%	—	202	(202)	(100.00)%
Loss on sale, divestiture of subsidiary	99	—	99	100%	99	—	99	100%

Interest expense (net)

Quarterly Comparison

Net interest expense was $658 for the fourth quarter of fiscal 2025, a saving of $806 from the $1,464 incurred in the same quarter of fiscal 2024. The saving of 55% on the interest expense was primarily driven by the quarterly repayments of the term loans, the repayments of the first term loan and revolving credit facility in full, and interest income from its liquidable money market deposit account.

Fiscal Year Comparisons

Net interest expense for the fiscal year ended June 30, 2025 was $4,012 a saving of $2,627 from the $6,639 in fiscal 2024. The primary driver for the saving of 40% was the repayment of $21,325 in the term loans during fiscal 2025 and $8,600 in the revolving credit facility in the first three quarters of fiscal 2025. During fiscal 2025, the Company received interest income for a total of $242 primarily from the liquidable money market deposit account established in Q3 of fiscal 2025, compared to interest income of $25 in fiscal 2024. As at June 30, 2025, the total outstanding debt reduced to $47,900 from $77,825 as at June 30, 2024.

Restructuring and business integration costs

Quarterly Comparison

The restructuring cost was $447 for the fourth quarter of fiscal 2025, higher than the $105 incurred in the same quarter of fiscal 2024.

Fiscal Year Comparisons

For the fiscal year ended June 30, 2025, the Company recorded $961 of costs from the reorganization and merging of sales teams to better provide unified solutions, a saving of 40% from the $1,596 incurred in fiscal 2024.
Loss on sale, divestiture of subsidiary

Loss on sale, divestiture of subsidiary for the quarter and year ended June 30, 2025 was $99. In the same periods last fiscal year, there was no loss on sale, divestiture of subsidiary recorded. During fiscal 2025, the Company initiated plans for the sale of substantially all of the assets and liabilities from VoIP Supply LLC, as part of its strategic realignment. On June 30, 2025, the Company completed the sale of the VoIP Supply LLC to PVG Technology Holdings, LLC for a total aggregate purchase price of $4,500, as detailed in note 20 of the consolidated financial statements.

Net loss

Quarterly Comparison

Net income for the fourth quarter of fiscal 2025 was $209 ($0.01 earnings per share fully diluted), compared to a net loss of $1,708 ($0.05 loss per share fully diluted) incurred in the same quarter of fiscal 2024.

Fiscal Year Comparisons

Net loss for the fiscal year ended June 30, 2025 was $5,010 ($0.15 loss per share fully diluted), compared to net loss of $8,659 ($0.26 loss per share fully diluted) in fiscal 2024.

Adjusted EBITDA

The derivation of Adjusted EBITDA and the reconciliation of net loss to Adjusted EBITDA for the comparable quarters and fiscal years are shown in the table below.

	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Net income (loss)	209	(1,708)	1,917	(112)%	(5,010)	(8,659)	3,649	(42)%
Tax expense (recovery)	(435)	346	(781)	(226)%	(1,333)	(840)	(493)	59%
Interest expense (net)	658	1,464	(806)	(55)%	4,012	6,639	(2,627)	(40)%
Share-based compensation	625	701	(76)	(11)%	2,908	2,983	(75)	(3)%
Depreciation of property and equipment	993	1,203	(210)	(17)%	4,066	4,495	(429)	(10)%
Depreciation of right-of-use assets	593	664	(71)	(11)%	2,564	2,870	(306)	(11)%
Amortization of intangibles	8,172	8,335	(163)	(2)%	32,768	33,309	(541)	(2)%
Restructuring and business integration costs	447	105	342	326%	961	1,596	(635)	(40)%
Loss on change in fair value of consideration payable	—	—	—	—%	—	202	(202)	(100)%
Loss on sale, divestiture of subsidiary	99	—	99	100%	99	—	99	100%
Adjusted EBITDA	11,361	11,110	251	2%	41,035	42,595	(1,560)	(4)%
Percentage of revenue	19%	18%		1%	17%	17%		—%

Quarterly Comparison

Adjusted EBITDA for the fourth quarter of fiscal 2025 was $11,361, up 2% from $11,110 in the equivalent quarter of fiscal 2024, increased 1% in terms of percentage of revenue at 19% as compared to 18%.

Fiscal Year Comparisons

Adjusted EBITDA for the fiscal year ended June 30, 2025 was $41,035 lower than the $42,595 incurred in fiscal 2024. Adjusted EBITDA in terms of percentage of revenue maintained unchanged at 17%.

QUARTERLY RESULTS OF OPERATIONS

Selected financial information over the prior eight quarters is shown in the table below.

	First	Second	Third	Fourth	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
	2024	2024	2024	2024	2025	2025	2025	2025
Revenue	$63,028	$62,276	$61,046	$60,934	$60,150	$59,113	$58,067	$59,362
Gross Profit	$44,028	$43,986	$43,000	$41,807	$41,181	$40,488	$40,039	$40,041
Operating Expenses[1]	$45,001	$44,537	$42,745	$41,600	$42,056	$41,296	$40,605	$39,063
Net (loss) income	$(2,444)	$(3,239)	$(1,268)	$(1,708)	$(1,910)	$(1,881)	$(1,428)	$209
Earnings (loss) per share - basic	$(0.07)	$(0.10)	$(0.04)	$(0.05)	$(0.06)	$(0.06)	$(0.04)	$0.01
Earnings (loss) per share - diluted	$(0.07)	$(0.10)	$(0.04)	$(0.05)	$(0.06)	$(0.06)	$(0.04)	$0.01
Free Cash Flow	$5,249	$6,757	$13,023	$8,305	$10,012	$9,786	$8,355	$4,794
Free Cash Flow per share - basic	$0.16	$0.20	$0.39	$0.25	$0.30	$0.29	$0.25	$0.14
Free Cash Flow per share - diluted	$0.16	$0.20	$0.39	$0.25	$0.30	$0.29	$0.25	$0.14
Adjusted EBITDA	$9,882	$10,448	$11,155	$11,110	$9,814	$10,088	$9,772	$11,361
AEBITDA as a % Revenue	16%	17%	18%	18%	16%	17%	17%	19%
AEBITDA as a % Revenue quarterly change		1%	1%	—%	(2)%	1%	—%	2%

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.

Sales and Net Loss by Quarter

Revenue for the quarter increased over the previous two quarters despite a hold on capital expenditures by customers due to ongoing macroeconomic pressures, including uncertainties in the political landscape, government spending constraints, and the continued threat of tariffs and reciprocal trade measures. In parallel, the Company recently completed a comprehensive transformation of its go-to-market approach, which, while necessary for long-term scalability, contributed to extended sales cycles particularly for larger enterprise accounts and temporarily delayed revenue growth. With this foundational work now complete, the Company is positioned to shift its focus to revenue generation and customer acquisition in Fiscal 2026. Services revenue continues to account for the majority of total revenue at 81% this quarter. Operational efficiencies and cost-saving initiatives have helped maintain Adjusted EBITDA margin within a narrow range of 16-19% over the past eight quarters. The Company is beginning to realize the benefits of its revamped sales strategy, as reflected in early revenue indicators such as a growing pipeline.

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended June 30, 2025, the Company initiated plans for the sale of VoIP Supply LLC, as part of its strategic realignment. On June 30, 2025, the Company completed the sale to PVG Technology Holdings, LLC for a total aggregate purchase price of $4,500 (the “Transaction”) payable in cash as detailed in note 20 of the consolidated financial statements and related notes for the years ended June 30, 2025.

As at June 30, 2025, the Company had current assets of $42,622 and current liabilities of $49,476, compared with $57,109 and $60,104 at June 30, 2024, respectively. The decrease in current assets is mainly due to the collection of trade and other receivables, and the sale of inventories , while the decrease in current liabilities is primarily due to the payment of accounts payable and accrued liabilities offset by the increase in the current portion of operating facility and loans.

Cash of $13,494 on June 30, 2025 was 17% lower than the $16,231 on June 30, 2024. The Company used a portion of its cash to continue servicing the debts, accounts payable, and funding for the common stocks’ purchase under the term of the NCIB initiated on March 25, 2025. During fiscal 2025, the Company repaid $21,325 in the term loans and $8,600 on the revolving credit facility, for a total of $29,925 compared to $23,000 in fiscal 2024, in line with its capital allocation strategy to accelerate the reduction in its debt level throughout fiscal 2025. As at June 30, 2025, the total outstanding debt reduced to $47,900 from $77,825 as at June 30, 2024. In addition, during fiscal 2025, the Company used $2,835 cash on stock purchase under NCIB.

Trade receivables of $10,631 on June 30, 2025, were lower than the $16,025 on June 30, 2024, primarily due to the sale of VoIP Supply LLC and the tightening of credit policies and increased focus on collection efforts.

Inventories of $8,227 on June 30, 2025, were $6,541 lower than the $14,768 on June 30, 2024 due to the sale of VoIP Supply LLC and the Company continues to focus on selling existing inventories first while managing new purchases.

The Company’s net cash flows from operating activities in the fourth quarter of fiscal 2025 was $7,126, lower from the $11,703 incurred in the same quarter of fiscal 2024. For the fiscal year 2025 it was $41,786, lower from the $44,246 in last fiscal year. The decrease was primarily as a result of the ERP transition, and the acceleration of $2,978 in vendor payments in the fourth quarter. Without these payments, the net cash flows from operating activities would be $10,104 in the fourth quarter and $44,764 for the fiscal year 2025.

Net cash provided by operating activities as a percentage of Adjusted EBITDA for the fourth quarter of fiscal 2025 was 63%. For fiscal year 2025 the ratio was 102% remaining above 100% and reflecting continued healthy cash conversion from operation slightly lower from 104% in fiscal 2024, further underscoring the improved operational efficiency and focus on long-term value creation.

Free Cash Flow

The derivation of Free Cash Flow and the reconciliation of net cash from operating activities to Free Cash Flow for the comparable periods are shown in the table below.

	Three month periods ended June 30,				Years ended June 30,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Net cash provided by operating activities	7,126	11,703	(4,577)	(39)%	41,786	44,246	(2,460)	(6)%
Purchase of property and equipment	(822)	(1,435)	613	(43)%	(2,391)	(4,130)	1,739	(42)%
Development costs	(1,510)	(1,963)	453	(23)%	(6,448)	(6,782)	334	(5)%
Free Cash Flow	4,794	8,305	(3,511)	(42)%	32,947	33,334	(387)	(1)%
Free Cash Flow per share - basic	$0.14	$0.25	$(0.11)	(42)%	$0.98	$1.00	$(0.02)	(2)%
Free Cash Flow per share - diluted	$0.14	$0.25	$(0.11)	(45)%	$0.98	$1.00	$(0.02)	(2)%
Weighted average shares outstanding (thousands) - basic	33,233	33,159	74	—%	33,497	33,250	247	1%
Weighted average shares outstanding (thousands) - diluted	34,547	33,159	1,389	4%	33,497	33,250	247	1%

Quarterly Comparison

Free Cash Flow for the fourth quarter of fiscal 2025 was $4,794 ($0.14 per share fully diluted), lower from the $8,305 ($0.25 per share fully diluted) incurred in the same quarter of fiscal 2024. The decrease was primarily as a result of the ERP transition, and the acceleration $2,978 in vendor payments in the fourth quarter. Without these payments, the Free cash flow would be $7,772 ($0.22 per share fully diluted) in the fourth quarter of fiscal 2025.

Fiscal Year Comparisons

Free Cash Flow for the fiscal year ended June 30, 2025 was $32,947 ($0.98 per share fully diluted), slightly lower from the $33,334 ($1.00 per share fully diluted) incurred in fiscal 2024. The decrease was as a result of the acceleration of vendor payments in the fourth quarter as noted above. Without these payments, the Free cash flow would be $35,925 ($1.07 per share fully diluted) in fiscal 2025.

Credit Facility

On October 18, 2019, the Company entered into a new credit agreement (the “Original Credit Agreement”) in favour of its subsidiaries, Sangoma Technologies Inc. and Sangoma US Inc. (the “Borrowers”) with inter alia The Toronto-Dominion Bank and The Bank of Montreal, as lenders (the “Lenders”). Under the terms of the Original Credit Agreement, the Lenders provided the Borrowers with a term loan facility to refinance the Company’s existing credit facilities and to fund part of the purchase of Voip Innovation Acquisition.

On March 31, 2021, the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) which amended and restated the Original Credit Agreement to allow the Company to fund part of the StarBlue Acquisition.

On March 28, 2022, the Company entered into the Second Amended and Restated Credit Agreement (the “Second Amended and Restated Credit Agreement”) which amended and restated the Amended and Restated Credit Agreement to allow the Company to fund part of the NetFortris Acquisition. The Second Amended and Restated Credit Agreement is comprised of: (i) a $6,000 revolving credit facility, (ii) a $21,750 term credit facility, which was used to partially fund the Voip Innovation Acquisition (iii) a $52,500 term credit facility, which was used to partially fund the StarBlue Acquisition, (iv) a $45,000 term credit facility, which was used to partially fund the NetFortris Acquisition (the “Term 3 Facility”), and (v) a $1,500 swingline credit facility.

On June 28, 2022, the Company entered into the first amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the Term 3 Facility quarterly principal installments.

On October 19, 2022 and January 31, 2023 the Company drew down $3,000 and $2,300 from the revolving credit facility, respectively which were fully repaid on June 28, 2024.

On April 6, 2023 the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. In fiscal year 2025 the Company repaid $8,600 on the revolving credit facility in the first two quarters, and $2,900 of the remaining balance of its first loan in the third quarter. As at June 30, 2025, both the first term loan and the the revolving credit facility were fully repaid.

On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments. As at June 30, 2025, the total debt outstanding is $47,900 compared to $77,825 as at June 30, 2024.

Under its Second Amended and Restated Credit Agreement with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization, and debt service coverage ratio. As at June 30, 2025, the Company was in compliance with all covenants related to its Credit Agreement.

CONTRACTUAL OBLIGATIONS

The following table shows the movement in contractual liabilities from July 1, 2024 to June 30, 2025:

$
Opening balance, July 1, 2023	14,551
Revenue deferred during the year	38,500
Deferred revenue recognized as revenue during the year	(40,397)
Ending balance, June 30, 2024	12,654
Revenue deferred during the year	36,627
Deferred revenue recognized as revenue during the year	(39,549)
Ending balance, June 30, 2025	9,732

Contract liabilities - Current	7,037
Contract liabilities - Non-current	2,695
9,732

Commitments

The table below outlines our contractual commitments as of June 30, 2025:

	within 12 months	13-24 months	25-36 months	>37 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	15,552	—	—	—	15,552
Sales tax payable	4,012	—	—	—	4,012
Operating facility and loans	20,600	18,413	8,887	—	47,900
Lease obligations on right of use assets	1,674	1,676	1,232	4,476	9,058
Other non-current liabilities	—	—	—	1,830	1,830
	41,838	20,089	10,119	6,306	78,352

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Sangoma.

RELATED PARTY TRANSACTIONS

Except as disclosed in the notes to the consolidated financial statements, the Company is not party to any material transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. All significant estimates and critical judgments, estimates, and assumptions are described in Note 3 of the Company’s Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the cash and cash equivalents, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities, approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value. Further details relating to our financial instruments, the risks associated with the financial instruments and how we manage those risks, are described in Note 4 of the Company’s Financial Statements.

SIGNIFICANT EVENTS

Normal Course Issuer Bid

On March 25, 2025, the Company announced its intention to make an Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, the Company may, during the 12-month period commencing March 27, 2025 and ending no later than March 26, 2026, purchase up to 1,679,720 shares, representing 5% of the total number of 33,594,409 shares outstanding as of March 17, 2025, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems.

Under the term of the NCIB, during the year ended June 30, 2025, the Company purchased a total of 514,486 common shares (June 30, 2024 – nil) at an average price of $5.56 per share (June 30, 2024 - $nil), for total consideration of $2,859 (June 30, 2024 - $nil). During the year ended June 30, 2025, a total of 507,357 (June 30, 2024 – nil) of those common shares were settled and the Company recorded a total reduction of $2,872 (June 30, 2024 - $nil) in share capital for the value of share repurchased and settled, $2,835 was paid in cash and $37 was recorded in accounts payable and accrued liabilities. Of the 507,357 common shares that were settled in the year ended June 30, 2025, a total of 439,741 (June 30, 2024 - $nil) of those common shares have been canceled as of year end and the remaining will be cancelled in the subsequent year.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

The Company did not provide its Broker with instructions to continue purchasing under its NCIB during the blackout period following the end of Fiscal 2025. As at June 30, 2025, the Company had no liability and was not required to pay the designated broker under the ASPP.

The One Big Beautiful Bill Act

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted, introducing amendments to U.S. tax laws with various effective dates. Key income tax-related provisions of the OBBBA include provisions related to bonus depreciation, research and development expenditures, interest expense deductibility, and revisions to international tax regimes. The Company is currently assessing the implications of these tax law changes. Since the OBBB Act was enacted subsequent to the Company’s balance sheet date, the Company’s tax provision for the twelve months ended June 30, 2025, does not incorporate the effects of these tax law changes

OUTSTANDING SHARE INFORMATION

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 33,329,755 common shares, 378,049 stock options and 1,260,227 share units are issued and outstanding.

GUIDANCE

Fiscal 2025 Achievements against Guidance

On September 18, 2025, the Company provided annual revenue guidance in the range of $250-$260 million and Adjusted EBITDA in the range of $42-$46 million. On February 5, 2025 the Company revised revenue guidance to $235-$240 million and maintained Adjusted EBITDA guidance at 17% of revenue, while decreasing the range to $40-$42 million. The Company reaffirmed and narrowed its revenue guidance from $235-$240 million to $235-$238 million, and reaffirmed its Adjusted EBITDA guidance of $40-$42 million, at approximately 17% of revenue on May 8, 2025.

The Company’s actual fiscal 2025 revenue was $237 million, and actual Adjusted EBITDA was $41 million, at approximately 17% of revenue, both in line with our expectations.

Guidance for Fiscal 2026

The Company is providing guidance for fiscal 2026 as follows:

•Total revenue is expected to be in the range of $200 to $210 million, compared to Fiscal 2025 revenue of $209 million when excluding the contribution from VoIP Supply LLC.

•Adjusted EBITDA margin is expected to be in the range of 17% - 19% of revenue.

Our guidance is based on the Company’s assessment of numerous material assumptions, including but not limited to the following:

Operational & Supply Chain
•The Company’s ability to effectively manage ongoing supply chain dynamics, including securing necessary electronic components and parts, contract manufacturers delivering finished products on schedule, and no material increases in the cost of components, labor, or logistics.
•Shipping lanes and freight services remaining available without significant delay or cost escalation.
Go-to-Market & Revenue
•The successful execution of the Company’s go-to-market transformation and related initiatives, including expansion of sales capacity, improved channel enablement, and increasing customer adoption of subscription-based services.
•Revenue trends consistent with those observed in fiscal 2025 to date, adjusted for anticipated market conditions in fiscal 2026.
•Continued customer demand for both Services and Products, supported by stable renewal rates, new logo acquisition, and expansion within the existing customer base.
•The Company’s internal sales force and channel partners delivering forecasted revenue in line with management expectations.
Market & Macroeconomic Environment
•Continued expansion of the global UCaaS and cloud communications markets, supported by ongoing digital transformation and hybrid work adoption.
•General macroeconomic conditions not deteriorating beyond currently anticipated levels, including inflation, interest rates, recessions, geopolitical conflicts, political instability, or government fiscal constraints.
•No introduction of materially adverse tariffs, trade restrictions, or other regulatory barriers that would impact the Company’s cost structure or demand environment.
Customers & Ecosystem
•Customers maintaining their business operations and technology investment levels without significant disruption that would materially reduce demand for the Company’s Products or Services.
•Stable or growing demand from key verticals, including SMB, enterprise, and channel-driven markets.
•The ability of customers and partners to adapt to evolving regulatory, security, and compliance requirements without negatively impacting purchase cycles.
Currency & Financial
Foreign exchange rates remain within a range that does not materially impact reported results.
•Access to capital and credit markets remains available on reasonable terms, with no material change in financing costs.
Talent & Execution
•The Company’s continued ability to attract, develop, and retain key employees necessary to support growth and innovation.
•No significant labor disruptions, attrition spikes, or challenges in securing specialized talent in technology, sales, or operations.
•Execution of planned product roadmaps and technology enhancements on time and within budget.

CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining (i) disclosure controls and procedures, and (ii) adequate internal control over financial reporting (“ICFR”) (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the company to ensure that (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and oversight of the Board of Directors evaluated the effectiveness of our ICFR as of June 30, 2025 against the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the evaluation, management has concluded that the Company’s disclosure controls and procedures and ICFR were effective.

GLOSSARY OF TERMS

Analog
Analog telephony is the telephone system that dates back to the original experiments by Alexander Graham Bell. The voice signal is picked up by a microphone and transmitted to the central office. Voice signals from the central office consist of voltages that drive a headset to produce sound. Analog means that the voice pressure signals are represented by voltages levels on the line.

API
Application Program Interface: An API is a purpose-built interface that allows fourth party software to interact with a particular application. A typical API is the user interface for Windows that allows programmers to write programs for Windows that use all its built-in utilities. APIs do not depend on revealing source code, in general. They are usually well documented and include sample programs that make development easy.

Codec
In the telephony context a codec is a mechanism of digitally encoding voice. On the PSTN a voice channel takes up 64kbps in a codec standard called G.711. Cell phones use a codec called GSM that compresses the voice further so that a GSM call consumes about 24kbps. Other compressed codecs are used in VoIP to conserve bandwidth. These include standards such as G.729, G.723. Most audio codecs are lossy, in that some of the voice quality is degraded by the compression. On the other hand, as bandwidth becomes cheaper, VoIP allows one to use other codecs that in fact use more bandwidth than the PSTN, the so-called broadband codecs that have DVD-like voice quality.

Digital telephony
In the modern PSTN only the “last mile” line to the customer is still analog, all other internal parts of the network are digital. Digital in this case means that at the central office the analog signal from the subscriber’s telephone is sampled digitally, converting the line voltages to a series of numbers that can be easily transmitted error free over long distances. See T1, E1 below.

DID
Direct Inward Dialing (“DID”) is a virtual phone number that uses the existing phone lines to route incoming calls. Callers can connect to a phone extension directly without an operator. This offers convenience for both employees and callers alike. DID offers a cost saving on its own and is less expensive when purchased with a SIP trunk.

Gateway
In the telephony context this is typically a separate unit with its own case and power supply that provides VoIP-to-PSTN services for a VoIP network. Almost all gateway devices use SIP interfaces to the VoIP system over Ethernet and have analog or digital telephony interfaces that connect to the PSTN. VoIP gateways are available from many manufacturers including Audiocodes, Cisco, Grandstream, Patton Electronics and many others.

ISDN
Integrated Services Digital Network (“ISDN”) is a set of communications standards for simultaneous digital transmission of voice, video, data, and other network services over the traditional circuits of the public switched telephone network. Of the many variations of ISDN, Sangoma supports BRI (Basic Rate Interface) which is essentially an all-digital replacement for ordinary analog lines and PRI (Primary Rate Interface) which is used over T1 and E1 lines. BRI is very popular outside of North America. PRI is used worldwide.

IoT
Internet of Things (“IoT”) refers to a system of interrelated, internet-connected objects that are able to collect and transfer data over a wireless network without human intervention.

IP
The Internet Protocol (“IP”) is the primary protocol in the internet layer of the Internet protocol suite, and delivers data packets from the source host to the destination host solely based on the IP address.

ISP
Internet Service Provider

ITSP
Internet Telephony Service Provider who offer telecommunications service including voice over internet type connections.

IVR
Interactive Voice Response: IVR systems use the phone to navigate a menu, for example those used by banks to allow access to customer’s account information. IVR systems have typically been driven by dial tones as the buttons on your phone are pressed, but increasingly they are using voice recognition for navigation.

Open Source
Open Source software is distributed free subject to certain conditions. Open Source licenses usually stipulate that source code must always be distributed or made available, and any improvements in the code have to be donated back to the community. It is possible to have dual licensing: Open Source to the community and also a closed, commercial license of the same or similar software.

NetBorder
This is the trade name of a Sangoma SIP to PSTN gateway product. It includes several other functions in addition to the PSTN gateway function. The mass marketed version is known as NetBorder Express or NBE.
PBX
Private branch exchange. A PBX is a premised basis device to deliver calls from the PSTN or VOIP network to phones in a single or multiple locations.

PSTN
Public Switched Telephone Network: This is the standard telephone network that has been in operation for many decades. A telephone or FAX or PBX or other telephony device is generally connected to an analog line at a wall plug, which is connected by “last mile” cabling to the central office. The analog signal from the device is converted to a digital signal at the Telco central office and is multiplexed, 24 simultaneous voice channels per line (in North America) onto a T1 for onward transmission. At the other end of the line the digital channel is reconverted to analog for transmission over the “last mile” to the receiving phone or other device.

SBC
A Session Border Controller (“SBC”) is a device deployed in Voice over Internet Protocol (“VoIP”) networks to exert control over the signaling and usually also the media streams involved in setting up, conducting, and tearing down telephone calls or other interactive media communications. SBCs are deployed as demarcation points between enterprises and service providers and between service provider networks.

SD-WAN
A Software-defined Wide Area Network (“SD-WAN”) uses software to control and manage connectivity across a customers wide area network. While traditional wide area networks rely on physical routers to connect remote users, this centralized software solution can help customers monitor their performance of the network and manage traffic.

Signaling
Call setup and tear down is remarkably complicated, involving such things as responding to the different tones as well as generating them, caller identification, and handling the different features like hook-flash and voicemail properly. There are different signaling mechanisms for different types of circuits. Analog circuits use tones such as out-of-order, busy, ringing as well as the dialing tones. T1 lines often use a data protocol called ISDN PRI, where packets of control data are exchanged on a separate data channel. ISDN PRI is a simplification of the general signaling protocol used internally by the telecommunications networks known as SS7. In all cases, signaling must be exactly compatible with what the Telco expects, so interoperability and standards are important.

SIP
Session Initiation Protocol: SIP is the emerging standard signaling protocol for VoIP, though it has much broader applications. SIP is responsible for setting up and teardown of two party and multiparty calls, as well as a host of management features. To a great and increasing extent, VoIP calls are SIP based. The term SIP Trunk is used to describe the provision of a SIP line to an end customer.

T1, E1
A T1 line is a circuit that simultaneously carries 24 digital telephone calls. At higher densities, 28 T1s are aggregated into a T3 line carrying 672 calls. Larger offices can also connect to the central office via T1 directly, so as to have only one circuit for up to 24 calls. T1 is standard in North America and Japan while E1 is the standard in the rest of the world. E1 carries 30 channels of digitized voice per line.

TDM
Time Division Multiplexing (“TDM”) is used in circuit switched networks to increase the number of calls carried simultaneously on any one circuit and formed the basis for the digital telephony networks.

TSD
A Technology Services Distributor (TSD) is a company that connects technology vendors and selling partners, and provides technology service solutions to IT sales agents. TSDs are also known as "master agents" or "telecom agents or brokers". TSDs play a key role in the technology advisory channel, and offer many benefits, including: quick access to solutions, generating sales volume, collecting commissions, industry experience and business solutions, enablement training, and marketing activities.

Unified Communications
Unified communications is a concept in which voice, email, messaging, video, and any other type of communication are all considered forms of data that can be combined, manipulated, and used in intelligent applications seamlessly.

VoIP
Voice over IP is the transfer of voice traffic over the Internet Protocol. IP is used universally for all networking, including local area networks and private networks, not just the Internet. VoIP is not necessarily voice over the Internet, but voice over general data networks.